April 25, 2011
Sent Via Fax to (703) 813-6968 and Via Edgar
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-7010
Mail Stop 4631
Attn: Ms. Pamela A. Long - Assistant Director

RE:	CryoPort, Inc.
Registration Statement on Form S-1 (333-173263)
Dear Ms. Long:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 a.m., Eastern Time, on Thursday, April 28, 2011, or as soon thereafter as practicable. By making this request for acceleration, the undersigned hereby acknowledges and accepts its responsibilities under the Act.
In this regard, the undersigned acknowledges that:
1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3. The Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CRYOPORT, INC.
/s/ Larry G. Stambaugh
Larry G. Stambaugh
Chief Executive Officer and Chairman

20382 Barents Sea Circle • Lake Forest, CA 92630 • www.cryoport.com
Tel (949) 470-2300 • Fax (949) 470-2306 • E-mail: contact@cryoport.com